Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

28 February 2022

WESTPAC COMPLETES SALE OF NEW ZEALAND LIFE INSURANCE BUSINESS

Westpac today announced that it has completed the sale of Westpac Life-NZ- Limited to Fidelity Life Assurance Company Limited (Fidelity Life) for NZ$400 million (approximately A$382 million1). The transaction was first announced on 6 July 2021 and the terms of the sale remain unchanged.

Westpac expects to report a post-tax gain on sale of NZ$98 million (approximately A$93 million1), subject to the finalisation of completion adjustments and separation costs. The gain on sale will be included in Westpac’s First Half 2022 results. The sale adds approximately 8 basis points to Westpac’s common equity tier 1 capital ratio2.

In addition, Westpac New Zealand will receive ongoing payments under a 15-year distribution agreement3.

Westpac New Zealand Chief Executive Catherine McGrath said “this transaction is a further step in the simplification of our business. The sale of the New Zealand life insurance business to Fidelity Life ensures that our customers will be well supported by a local specialist.”

For further information:

Will Hine	Neil Wesley
External Relations	Investor Relations
M. +64 21 433 715	M. 0481 461 498

ENDS

This document has been authorised for release by Tim Hartin, Company Secretary.

[1]	Translated using a NZD/AUD exchange rate of 0.954. The sale price excludes ongoing payments.

[2]	On a pro forma 31 December 2021 basis for Level 2.

3	Following the sale, Westpac Life-NZ- Limited will be renamed Fidelity Insurance Limited and will enter into a 15-year life insurance distribution arrangement with Westpac New Zealand.